Virtual Meeting Guide 1/2

Issuer Name	
PORTAGE BIOTECH INC.	
Meeting Date	Time
THURSDAY, NOVEMBER 10, 2022	10:30AM ET

This year we will be conducting a virtual meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer.

You will be able to view a live webcast of the Meeting, ask questions and submit your votes in real time (where applicable).

APPOINTING SOMEONE TO BE YOUR PROXYHOLDER
An additional step is required, if you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will be required to register with TSX Trust to receive a **Meeting Access Number**, in order to participate at the Meeting. To Register, please go the URL below.

NON-REGISTERED HOLDERS, holding securities through a broker or financial institution, should carefully follow the instructions set out on the voting instruction form and in the information circular. Please note that only registered securityholders and proxyholders are permitted to vote at the meeting. A non-registered securityholder wishing to vote at the meeting, should appoint themselves as a proxyholder, and will be required to register with TSX Trust to receive Meeting Access Number in order participate at the Meeting.

NOTE: If you do not register with TSX Trust to receive your Meeting Access Number, you will NOT be able to participate at the Meeting.

To Register with TSX Trust go to:
tsxtrust.com/resource/en/75

ATTENDING THE MEETING VIRTUALLY

Simply go to the following website in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

URL
https://virtual-meetings.tsxtrust.com/1409

I HAVE A CONTROL NUMBER / MEETING ACCESS NUMBER

If you have received a form of proxy from our transfer agent, TSX Trust Company, with a control number, or you are a proxyholder with a Meeting Access Number, select "I have a Control Number / Meeting Access Number" and enter the numbers and the password below (case sensitive):

Meeting Password (case sensitive)
portage2022

I AM A GUEST

If you do not have a control number select "I am a Guest" and fill in the required information.

Please login at least 15 minutes before the start of the meeting and ensure your web browser and internet connection are working properly.



TMX

Virtual Meeting Guide 2/2

NAVIGATION



When successfully authenticated, the info screen will be displayed. You can view the company information, ask questions and watch the webcast.

If you would like to watch the webcast press the play icon. If viewing on a computer, the webcast will appear automatically once the meeting has started.

VOTING



Once the voting is announced, click the voting icon on the left hand side. VOTING

To vote, simply select your voting direction from the options shown on screen and click **SUBMIT**. A confirmation message will appear to show your vote has been received.

If you have additional control numbers to vote, click + I HAVE ADDITIONAL CONTROL NUMBERS at the top to enter the additional credential.

To change your vote, simply click REFRESH VOTING RESOLUTIONS

Voting will remain open until the voting on the ballot is closed.

QUESTIONS



Eligible securityholders (registered securityholder and proxyholders) attending the meeting, with their control number / Meeting Access Number may ask questions during the meeting.

Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

If you would like to ask a question, select the icon on the left. ASK A QUESTION

Type your message within the chat box in the messaging screen. Once you are happy with your message click the "Ask Now" button

Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the Chair

ADDITIONAL NOTES

This document should be read in conjunction with the Information Circular. Registered and Non-registered securityholders should carefully follow the instructions on the Form of Proxy / Voting Instruction Form, and ensure that Votes / Proxy Appointments are submitted by the Proxy Filing Deadline.

It is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the Meeting. We encourage you to log-in to the Meeting at least 15 minutes before the start of the Meeting to check your connectivity and audio settings.